                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. _____)


                  SSP Solutions, Inc. (formerly Litronic Inc.)
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                                (Name of Issuer)


                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)


                                   784723 10 8
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                                 (CUSIP Number)

                                Marvin J. Winkler
                             c/o SSP Solutions, Inc.
                              17861 Cartwright Road
                                Irvine, CA 92614
                                 (949) 851-1085

                                 With a Copy to:

                                Gregg Amber, Esq.
                               Rutan & Tucker, LLP
                         611 Anton Boulevard, Suite 1400
                              Costa Mesa, CA 92626
                                 (714) 641-5100
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 August 24, 2001
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

-----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784723 10 8             SCHEDULE 13D                       Page 2 of 9

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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Marvin J. Winkler
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]

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   3      SEC USE ONLY


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   4      SOURCE OF FUNDS

          OO
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)                                      [ ]

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                                     7       SOLE VOTING POWER

                                             0
         NUMBER OF                 ---------------------------------------------
          SHARES                     8       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                            6,770,528(1)
           EACH                    ---------------------------------------------
        REPORTING                    9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                               0
                                   ---------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                             6,770,528(1)
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  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,770,528(1)
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  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                            [ ]

--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          32.8%(2)
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  14      TYPE OF REPORTING PERSON

          IN
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(1)  This reporting person is deemed to share voting and dispositive power over these shares with (i) JAW Lending, Inc. of which this reporting person is the vice president, secretary and beneficial owner of all of the outstanding securities, and (ii) JAW Financial, L.P. in which JAW Lending, Inc. is the general partner. This reporting person and each of JAW Lending, Inc. and JAW Financial, L.P. are each deemed to beneficially own these shares.

(2)  Calculated based on 20,622,654 shares outstanding as of August 24, 2001, the date of the Merger (defined herein).
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CUSIP No. 784723 10 8             SCHEDULE 13D                       Page 3 of 9

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          JAW Financial, L.P.
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]

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   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)                                      [ ]

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          California
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                                     7       SOLE VOTING POWER

                                             0
         NUMBER OF                 ---------------------------------------------
          SHARES                     8       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                            6,770,528(1)
           EACH                    ---------------------------------------------
        REPORTING                    9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                               0
                                   ---------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                             6,770,528(1)
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,770,528(1)
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                            [ ]

--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          32.8%(2)
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          PN
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(1)  This reporting entity is deemed to have shared voting and dispositive power over these shares with (i) JAW Lending, Inc., the general partner of this reporting entity; and (ii) Marvin J. Winkler, the vice president, secretary and beneficial owner of all of the outstanding securities of JAW Lending, Inc. This reporting entity along with JAW Lending, Inc and Marvin J.
     Winkler are each deemed to beneficially own these shares.

(2) Calculated based on 20,622,654 shares outstanding as of August 24, 2001, the date of the Merger (defined herein).

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CUSIP No. 784723 10 8             SCHEDULE 13D                       Page 4 of 9

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          JAW Lending, Inc.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
                                     7       SOLE VOTING POWER

                                             0
         NUMBER OF                 ---------------------------------------------
          SHARES                     8       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                            6,770,528(1)
           EACH                    ---------------------------------------------
        REPORTING                    9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                               0
                                   ---------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                             6,770,528(1)
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,770,528(1)
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                            [ ]

--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          32.8%(2)
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

          CO
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(1)  This reporting person is deemed to have shared voting and dispositive power over these shares with (i) JAW Financial, L.P., the entity to which the shares were issued and in which this reporting person is the general partner; and (ii) Marvin J. Winkler, the vice president, secretary and beneficial owner of all of the outstanding securities of this reporting entity. This reporting entity, along with JAW Financial, L.P. and Marvin J. Winkler are each deemed to beneficially own these shares.

(2) Calculated based on 20,622,654 shares outstanding as of August 24, 2001, the date of the Merger (defined herein).

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CUSIP No. 784723 10 8             SCHEDULE 13D                       Page 5 of 9


ITEM 1. SECURITY AND ISSUER.

        The securities that are the subject of this statement consist of common stock, $.01 par value per share, of SSP Solutions, Inc. (formerly, Litronic Inc.) (the "Issuer"). The name and the address of the principal executive offices of the Issuer are as follows:

        SSP Solutions, Inc.
        17861 Cartwright Road
        Irvine, CA  92614

ITEM 2. IDENTITY AND BACKGROUND.

        (a) This statement is filed jointly on behalf of:

            (1) Marvin J. Winkler, an individual ("Winkler"), in his capacity as vice president, secretary and the beneficial owner of all of the outstanding securities of JAW Lending, Inc.

            (2) JAW Lending, Inc., a California corporation ("JAW Lending"), in its capacity as the general partner of JAW Financial, L.P.

            (3) JAW Financial, L.P., a limited partnership, the entity to which these shares were issued ("JAW Financial")

        The above listed person and entities are sometimes collectively referred to herein as the "Reporting Persons."

        (b) The address of the principal office of each of JAW Financial and JAW Lending is:

            c/o TMHP
            10866 Wilshire Boulevard, 10th Floor
            Los Angeles, CA  90024

            The address for Winkler is:

            c/o SSP Solutions, Inc.
            17861 Cartwright Road
            Irvine, CA  92614

        (a) - (c) & (f) JAW Financial is a limited partnership organized under the laws of the State of California and JAW Lending is a California corporation. JAW Financial and JAW Lending are both engaged in financial business activities and financial products. JAW Lending is the general partner of JAW Financial. The principal business address for each of JAW Financial and JAW Lending is set forth in Item 2(b) above. Winkler is the vice president and secretary as well as a director of JAW Lending and beneficially owns all of the outstanding securities of JAW Lending along with his wife. Sheri Winkler, Winkler's wife, is the president and treasurer as well as a director of JAW Lending but does not exercise voting control. Mr. and Mrs. Winkler are both citizens of the United States. In addition, to his positions with JAW Lending, Winkler is the co-chief executive officer and co-chairman of the board of the Issuer. His principal business address is set forth in Item 2(b) above. Mrs. Winkler's principal business address is c/o TMHP, 10866 Wilshire Boulevard, 10th Floor, Los Angeles, CA 90024.

        (d) - (e) During the last five years none of the Reporting Persons, nor to the best of their knowledge, any of the officers or directors of JAW Lending,
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 784723 10 8             SCHEDULE 13D                       Page 6 of 9


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        JAW Financial beneficially owns 6,770,528 shares of common stock of the Issuer (the "Shares"). JAW Financial received the Shares upon consummation of the merger (the "Merger") on August 24, 2001 of Litronic Merger Corp., a wholly-owned subsidiary of the Issuer ("Sub") with and into BIZ Interactive Zone, Inc., a Delaware corporation ("BIZ") pursuant to the terms of an Agreement and Plan of Merger dated July 3, 2001 by and among, the Issuer, Sub and BIZ (the "Merger Agreement"). A copy of the Merger Agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by this reference. The Shares were issued to JAW Financial in exchange for 14,250,000 shares of BIZ common stock which it owned prior to the Merger. JAW Lending, in its capacity as general partner of JAW Financial is also deemed to be the beneficial owner of the Shares. Winkler, as the vice president, secretary and beneficial owner of all of the outstanding securities of JAW Lending, the general partner of JAW Financial, is also deemed to beneficially own the Shares.

ITEM 4. PURPOSE OF TRANSACTION.

        As described in Item 3 above, JAW Financial acquired the Shares in connection with the Merger which was approved by the board of directors and stockholders (including JAW Financial) of BIZ. JAW Financial had previously acquired the shares of BIZ common stock which were converted into shares of common stock of the Issuer at the effective time of the Merger for investment purposes. As a result of the Merger, JAW Financial became the largest stockholder of the Issuer holding 32.8% of the Issuer's outstanding common stock.

        Other than as described above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Item 4(a)-(j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) - (b) As of the date of this Schedule 13D, JAW Financial beneficially owns the Shares which represent 32.8% of the total outstanding shares of common stock of the Issuer based upon 20,622,654 outstanding shares of the Issuer's common stock as of the effective date of the Merger. JAW Lending, as the general partner of JAW Financial and Winkler as the vice president and secretary of JAW Lending and the beneficial owner of all of the outstanding securities of JAW Lending are also deemed to beneficially own the Shares. Due to the relationship between JAW Financial, JAW Lending and Winkler, each of them are reported herein as having shared voting and dispositive power over the Shares.

        (c) Other than as described in Items 3 and 4 above, in the past 60 days, there have been no transactions by the Reporting Persons in the shares of common stock of the Issuer.

        (d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Shares.

        (e) Not applicable.

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CUSIP No. 784723 10 8             SCHEDULE 13D                       Page 7 of 9


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Other than as described in Items 3 and 4 and incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The following agreements are filed as exhibits to this Schedule 13D:

        Agreement Regarding the Joint Filing of Schedule 13D

        Merger Agreement


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CUSIP No. 784723 10 8             SCHEDULE 13D                       Page 8 of 9


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  September 24, 2001
                                           -------------------------------------
                                                         (Date)

                                           /s/ Marvin J. Winkler
                                           -------------------------------------
                                                       (Signature)


                                           JAW Financial, L.P.

                                           By: JAW Lending, Inc.,
                                               its general partner

                                           By: /s/ Marvin J. Winkler,
                                               its vice president and secretary
                                               ---------------------------------
                                                           (Signature)

                                           JAW Lending, Inc.

                                           By: /s/ Marvin J. Winkler,
                                               its vice president and secretary
                                               ---------------------------------
                                                           (Signature)

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CUSIP No. 784723 10 8                  SCHEDULE 13D                  Page 9 of 9


                                 EXHIBIT INDEX

Exhibit                          Description
-------                          -----------

 99.A                            Agreement Regarding the Joint Filing of
                                 Schedule 13D

 99.B                            Merger Agreement